SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
A TRUSTEE PURSUANT TO SECTION 305(b)(2) _____

JPMORGAN CHASE BANK
(Exact name of trustee as specified in its charter)

New York	**13-4994650**
(State of incorporation	(I.R.S. employer
if not a national bank)	identification No.)

270 Park Avenue	
New York, New York	**10017**
(Address of principal executive offices)	(Zip Code)

William H. McDavid
General Counsel
270 Park Avenue
New York, New York 10017
Tel: (212) 270-2611
(Name, address and telephone number of agent for service)

DELMARVA POWER & LIGHT COMPANY
(Exact name of obligor as specified in its charter)

Delaware & Virginia	**51-0084283**
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification No.)

800 King Street, P.O. Box 231	
Wilmington, DE	**19899**
(Address of principal executive offices)	(Zip Code)

Debt Securities
(Title of the indenture securities)

GENERAL

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor and Guarantors.

If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

None.



Item 16. List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference).

2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001 in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 21st day of May, 2004.

JPMORGAN CHASE BANK

By /s/ William G. Keenan

William G. Keenan
Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2
CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank
of 270 Park Avenue, New York, New York 10017
and Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System,

at the close of business December 31, 2003, in
accordance with a call made by the Federal Reserve Bank of this
District pursuant to the provisions of the Federal Reserve Act.

	Dollar Amounts in Millions
ASSETS	
Cash and balances due from depository institutions:	
Noninterest-bearing balances and	
currency and coin	$ 19,429
Interest-bearing balances	9,602
Securities:	
Held to maturity securities..	176
Available for sale securities..	53,625
Federal funds sold and securities purchased under	
agreements to resell	
Federal funds sold in domestic offices	26,067
Securities purchased under agreements to resell	80,099
Loans and lease financing receivables:	
Loans and leases held for sale.....................................	20,359
Loans and leases, net of unearned income $163,864	
Less: Allowance for loan and lease losses 3,151	
Loans and leases, net of unearned income and	
allowance	160,713
Trading Assets	197,197
Premises and fixed assets (including capitalized leases).................	6,010
Other real estate owned	128
Investments in unconsolidated subsidiaries and	
associated companies...	828
Customers' liability to this bank on acceptances	
outstanding	225
Intangible assets	
Goodwill..	2,315
Other Intangible assets...	4,997
Other assets	46,892
TOTAL ASSETS	$628,662

LIABILITIES

Deposits

In domestic offices		$190,249
Noninterest-bearing	$74,112	
Interest-bearing	116,137	
In foreign offices, Edge and Agreement subsidiaries and IBF's		136,496
Noninterest-bearing	$ 6,355	
Interest-bearing	130,141	

Federal funds purchased and securities sold under agreements to repurchase:	
Federal funds purchased in domestic offices	4,639
Securities sold under agreements to repurchase	71,995
Trading liabilities	128,738
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	23,496
Bank's liability on acceptances executed and outstanding	225
Subordinated notes and debentures	8,028
Other liabilities	26,985
TOTAL LIABILITIES	590,851
Minority Interest in consolidated subsidiaries	320

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,785
Surplus (exclude all surplus related to preferred stock)	16,318
Retained earnings	19,590
Accumulated other comprehensive income	(202)
Other equity capital components	0
TOTAL EQUITY CAPITAL	37,491
TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$628,662

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named
bank, do hereby declare that this Report of Condition has
been prepared in conformance with the instructions issued
by the appropriate Federal regulatory authority and is true
to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness
of this Report of Condition and declare that it has been
examined by us, and to the best of our knowledge and
belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory
authority and is true and correct.

WILLIAM B. HARRISON JR.)
WILLIAM H. GRAY, III   )DIRECTORS
HELENE L. KAPLAN   )